

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

      **Re: Pono Capital Two, Inc.**
          **Revised Preliminary Proxy Statement on Schedule 14A**
          **Filed January 11, 2024**
          **File No. 001-41462**

Dear Darryl Nakamoto:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc:    Alexandria E. Kane, Esq.